Exhibit (l)(37)

FORM OF PURCHASE AGREEMENT

Northern Funds (the “Trust”), a Delaware statutory trust, and Eric K. Schweitzer (the “Purchaser”), hereby agree as follows:

1. The Trust hereby offers the Purchaser and the Purchaser hereby purchases ten shares of the Investors U.S. Government Money Market Fund (the “Investors U.S. Government Money Market Shares”) for $1.00 per share. The Trust hereby acknowledges receipt from the Purchaser of funds in full payment for the Investors U.S. Government Money Market Shares.

2. The Purchaser represents and warrants to the Trust that the Investors U.S. Government Money Market Shares are being acquired for investment purposes and not with a view to the distribution thereof.

IN AGREEMENT WHEREOF, and intending to be legally bound hereby, the parties hereto have executed this Agreement as of ________, 2010.

NORTHERN FUNDS

By:

ERIC K. SCHWEITZER

By: